State of Delaware
Secretary of State
Division of Corporations
Delivered 04:25PM 04/20/2011
FILED 04:06 PM 04/20/2011
SRV 110437276 - 4971656 FILE

CERTIFICATE OF FORMATION

OF

MOLINA PATHWAYS, LLC

1.    The name of the limited liability company is Molina Pathways, LLC.

2.    The address of the company's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the city of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

The undersigned has executed this Certificate of Formation of Molina Pathways, LLC this 20th day of April, 2011.

/s/ Jeff D. Barlow
Jeff D. Barlow, Authorized Person